46059S200                                                       Page 2 of 14



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 7

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                IPIX Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                    46059S200
                               ------------------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                          Burch, Porter & Johnson, PLLC
                                130 N. Court Ave.
                                Memphis, TN 38103
                                 (901) 524-5101
                    ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 17, 2004
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Image Investor Portfolio, a separate series of Memphis Angels, LLC

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(2)Check The Appropriate Box If A Member Of A Group

                  (a): X
                  (b):
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(3)SEC Use Only

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(4) Source Of Funds*

                WC
-----------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

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(6) Citizenship Or Place Of Organization: Delaware

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Number Of Shares       (7)     Sole Voting Power         4,831,281 (1)
Beneficially Owned     (8)     Shared Voting Power       0
By Each Reporting      (9)     Sole Dispositive Power    4,289,431 (2)
Person With            (10)    Shared Dispositive Power  666,637 (3)

(11)Aggregate Amount Beneficially Owned By Each Reporting Person 4,956,068

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(12)Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

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(13)Percent Of Class Represented By Amount In Row (11)      22.2%(4)

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(14) Type Of Reporting Person: OO

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(1) Consists of 381,462 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(2) Consists of shares of Common Stock issuable upon conversion of (i) 100,863 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D).

(3) The Reporting Person shares the power to dispose or direct the disposition of 666,637 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 124,787 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 11.8% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

      Memphis Angels, LLC

-------------------------------------------------------------------------------

(2) Check The Appropriate Box If A Member Of A Group

                  (a): X
                  (b):

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(3) SEC Use Only

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(4) Source Of Funds*

                  WC
-------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

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(6) Citizenship Or Place Of Organization:

                  Delaware

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Number Of Shares        (7)     Sole Voting Power         4,831,281(1)
Beneficially Owned      (8)     Shared Voting Power       0
By Each Reporting       (9)     Sole Dispositive Power    4,289,431(2)
Person With             (10)    Shared Dispositive Power  666,637(3)

(11)Aggregate Amount Beneficially Owned By Each Reporting Person  4,956,068

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(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*[ ]

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(13)Percent Of Class Represented By Amount In Row (11)  22.2%(4)

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(14) Type Of Reporting Person: OO

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(1) Consists of 381,462 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 100,863 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(3) The Reporting Person shares the power to dispose or direct the disposition of 666,637 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 124,787 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 11.8% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Paradigm Capital Equity Partners, LLC

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(2) Check The Appropriate Box If A Member Of A Group

                           (a): X
                           (b):

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(3)SEC Use Only

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(4) Source Of Funds*

                   AF
-------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

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(6)Citizenship Or Place Of Organization

                  Delaware

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Number Of Shares      (7)     Sole Voting Power          4,831,281 (1)
Beneficially Owned    (8)     Shared Voting Power        0
By Each Reporting     (9)     Sole Dispositive Power     4,289,431 (2)
Person With           (10)    Shared Dispositive Power   666,637 (3)

(11) Aggregate Amount Beneficially Owned By Each Reporting Person  4,956,068

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(12)Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)Percent Of Class Represented By Amount In Row (11)   22.2%(4)

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(14) Type Of Reporting Person: OO

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(1) Consists of 381,462 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment--See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 100,863 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(3) The Reporting Person shares the power to dispose or direct the disposition of 666,637 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 124,787 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 11.8% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Paradigm Holdings
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(2) Check The Appropriate Box If A Member Of A Group

                        (a):  X
                        (b):
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(3) SEC Use Only

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(4) Source Of Funds*

                  AF
------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

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(6) Citizenship Or Place Of Organization

                Delaware
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Number Of Shares      (7)     Sole Voting Power         4,831,281 (1)
Beneficially Owned    (8)     Shared Voting Power       0
By Each Reporting     (9)     Sole Dispositive Power    4,289,431 (2)
Person With           (10)    Shared Dispositive Power  666,637(3)

(11)Aggregate Amount Beneficially Owned By Each Reporting Person    4,956,068

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(12)Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)Percent Of Class Represented By Amount In Row (11)          22.2%(4)

------------------------------------------------------------------------------

(14)Type Of Reporting Person: PN

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(1) Consists of 381,462 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 100,863 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(3) The Reporting Person shares the power to dispose or direct the disposition of 666,637 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 124,787 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 11.8% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.


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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Frank A. McGrew IV
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(2)Check The Appropriate Box If A Member Of A Group
                        (a): X
                        (b):
------------------------------------------------------------------------------

(3) SEC Use Only

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(4) Source Of Funds*
               AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e): [ ]

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(6) Citizenship Or Place Of Organization

                  Tennessee

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Number Of Shares        (7)   Sole Voting Power
Beneficially Owned      (8)   Shared Voting Power        4,831,281(1)
By Each Reporting       (9)   Sole Dispositive Power
Person With             (10)  Shared Dispositive Power   4,956,068 (2) & (3)

(11) Aggregate Amount Beneficially Owned By Each Reporting Person   4,956,068

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(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*[ ]

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(13) Percent Of Class Represented By Amount In Row (11)         22.2%(4)

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(14) Type Of Reporting Person: IN

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(1) Consists of 381,462 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 100,863 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(3) The Reporting Person shares the power to dispose or direct the disposition of 666,637 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 124,787 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 11.8% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 7 to Schedule 13D (this "Amendment") relates to the Common Stock, $.001 par value per share (the "shares"), of IPIX Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D") and amended on May 30, 2001, October 1, 2001, March 25, 2002, May 7, 2004, May 12, 2004 and June 16, 2004 (the "Sixth Amendment"). The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The twenty-first paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         On May 28, 2004, the Filing Persons and First Avenue Partners, L.P. ("First Avenue") entered into an agreement to share the power to dispose or direct the disposition of 1,869,776 shares of common stock by executing sales through a broker-dealer into the market pursuant to Stock Trading Plans adopted by the Filing Persons and First Avenue on that date in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 ("10b5-1 Trading Plans"). On June 3, 2004, the Filing Persons converted 66,024 shares of Series B Preferred Stock into 607,916 shares of common stock and received 36,690 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 3, 2004, First Avenue converted 15,205 shares of Series B Preferred Stock into 140,000 shares of common stock and received 8,450 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, the Filing Persons converted 16,506 shares of Series B Preferred Stock into 151,979 shares of common stock and received 9,158 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, First Avenue converted 7,700 shares of Series B Preferred Stock into 70,898 shares of common stock and received 4,272 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 18, 2004, the Filing Persons converted 23,018 shares of Series B Preferred Stock into 211,938 shares of common stock and received 11,853 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 17, 2004, First Avenue converted 8,145 shares of Series B Preferred Stock into 74,995 shares of common stock and received 4,194 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. As of July 1, 2004, the Filing Persons and First Avenue have sold 1,203,139 shares of common stock by executing sales through a broker-dealer into the market pursuant to the 10b5-1 Trading Plans.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) Each of the Filing Persons may be deemed to beneficially own 4,956,068 shares of common stock. Such shares, based on the capitalization of the Company as of June 18, 2004 (in accordance with information provided by Company's counsel), constitute 22.2% of the common stock. However, the Filing Persons' actual voting interest is 11.8% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because the Filing Persons do not have the power to vote a portion of the shares that it may be deemed to beneficially own.

         On May 28, 2004, the Filing Persons and First Avenue entered into an agreement to dispose of 1,869,776 shares of common stock of the Company by executing sales through a broker-dealer into the market pursuant to 10b5-1 Trading Plans adopted by the Filing Persons and First Avenue.

         Based on information available to the Filing Persons, First Avenue may be deemed to beneficially own 1,243,691 shares of common stock, constituting 6.8% of the outstanding common stock of the Company.

         (b) Of the 4,956,068 shares of common stock beneficially owned by the Filing Persons, the Filing Persons have sole power to vote or to direct the vote of 4,831,281 shares of common stock; have sole power to dispose or direct the disposition of 4,289,431 shares of common stock; and have shared power to dispose or direct the disposition of 666,637 shares of common stock.

         The 4,831,281 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to vote or direct the vote, include the following: (i) 381,462 shares of common stock; (ii) 1,089,082 shares of common stock underlying the 118,282 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (iii) 1,058,862 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iv) 2,301,875 shares of common stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The 4,289,431 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to dispose or direct the disposition, include the following: (i) 928,695 shares of common stock underlying the 100,863 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (ii) 1,058,862 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iii) 2,301,875 shares of common stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The Filing Persons have shared power to dispose or to direct the disposition of 666,637 shares of common stock (the "Agreement Shares") as a result of entering into 10b5-1 Trading Plans on May 28, 2004. The Filing Persons have sole power to vote or direct the vote of 541,850 of the Agreement Shares. The Filing Persons disclaim beneficial ownership of 124,787 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

         The principal business of First Avenue Partners, L.P., a Tennessee limited partnership, is investing in securities of private and public companies and is located at 30 Burton Hills Blvd., Nashville, TN 37215.

         Based on information available to the Filing Persons, First Avenue has the following interests in the securities of IPIX Corporation:

        First Avenue Partners, L.P.              Common Stock        Percent
                                              Beneficially Owned    of Class
         Sole Voting Power                         701,841
         Shared Voting Power                       0
         Sole Dispositive Power                    577,054
         Shared Dispositive Power                  666,637
         Aggregate Amount Beneficially Owned      1,243,691           6.8 %



        (c) The Reporting Persons are reporting transactions since June 2, 2004, rather than since the most recent filing of Schedule 13D because information provided in the Sixth Amendment regarding the number of shares of Common Stock issued to the Reporting Persons and First Avenue for dividends accrued through the date of conversion with respect to conversion of shares of Series B Preferred Stock on June 3, 2004 and June 9, 2004, were reported incorrectly in the Sixth Amendment due to a miscalculation by the Company of the number of shares so issuable.


June 3, 2004

         Reporting Persons: Issuance of 644,606 shares of common stock upon conversion of 66,024 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

         First Avenue: Issuance of 148,450 shares of common stock upon conversion of 15,205 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 3, 2004

        Reporting Persons: Sale of 476,336 shares of common stock for a price per share of $11.1416 in an open market transaction.

        First Avenue: Sale of 109,698 shares of common stock for a price per share of $11.1416 in an open market transaction.

June 9, 2004

         Reporting Persons: Issuance of 161,137 shares of common stock upon conversion of 16,506 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

         First Avenue: Issuance of 75,170 shares of common stock upon conversion of 7,700 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 9, 2004

        Reporting Persons: Sale of 283,554 shares of common stock for a price per share of $13.5784 in an open market transaction.

        First Avenue: Sale of 65,302 shares of common stock for a price per share of $13.5784 in an open market transaction.

June 16, 2004

        Reporting Persons: Sale of 6,096 shares of common stock for a price per share of $15.0019 in an open market transaction.

        First Avenue: Sale of 1,404 shares of common stock for a price per share of $15.0019 in an open market transaction.June 17, 2004

        Reporting Persons: Sale of 211,940 shares of common stock for a price per share of $15.0041 in an open market transaction.

        First Avenue: Issuance of 79,189 shares of common stock upon conversion of 8,145 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        First Avenue: Sale of 48,809 shares of common stock for a price per share of $15.0041 in an open market transaction.

June 18, 2004

         Reporting Persons: Issuance of 223,791 shares of common stock upon conversion of 23,018 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

         Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, since the most recent filing of Schedule 13D.

        (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         (e) Not applicable.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: July 01, 2004

                    IMAGE INVESTOR PORTFOLIO,
                        a separate series of

                    MEMPHIS ANGELS, LLC,
                        a Delaware limited liability company

                    By: PARADIGM CAPITAL EQUITY PARTNERS, LLC,
                        Its Manager

                    By: PARADIGM HOLDINGS,
                        its Managing Member

                        By: /s/ Frank A. McGrew IV
                         -----------------------
                        Name: Frank A. McGrew IV
                        Title: Managing Partner

                    PARADIGM CAPITAL EQUITY PARTNERS, LLC,
                        a Delaware limited liability company

                    By: PARADIGM HOLDINGS,
                        its Managing Member

                        By: /s/ Frank A. McGrew IV
                          ----------------------
                        Name: Frank A. McGrew IV
                        Title: Managing Partner

                    PARADIGM HOLDINGS,
                        a Delaware general partnership

                            By: /s/ Frank A. McGrew IV
                              ----------------------
                            Name: Frank A. McGrew IV
                            Title: Managing Partner

                    FRANK A. MCGREW IV

                            /s/ Frank A. McGrew IV